Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916


                 Combining lasting value with immediate results [Three
                  photographs of industry activities.]

[ANADARKO PETROLEUM CORPORATION LOGO]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                            SUMMARY TRANSACTION TERMS

 ................................................................................
o EXCHANGE RATIO:             0.4550 SHARES OF APC FOR EACH SHARE OF UPR
 ................................................................................
o ACCOUNTING STRUCTURE:       PURCHASE ACCOUNTING/FULL COST

 ................................................................................
o TAX STRUCTURE:              TAX FREE TO UPR SHAREHOLDERS

 ................................................................................
o CAPITALIZATION:             DEBT CAP ~41%

 ................................................................................
o COMPANY NAME:               ANADARKO PETROLEUM CORPORATION
 ................................................................................
o HEADQUARTERS:               HOUSTON

 ................................................................................
o BOARD OF DIRECTORS:         5 UPR, 8 APC (PROPOSED)

 ................................................................................
o TARGET CLOSING DATE:        JULY 2000

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO

                              o COMPLEMENTARY ASSET PORTFOLIOS AND STRENGTHS

                              o GREAT CORE ASSETS

                              o EXCELLENT GROWTH PORTFOLIO

                              o FINANCIAL STRENGTH

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                          NORTH AMERICAN GAS PRODUCTION

[Two photographs of industry activities]

[Bar graph illustrating the following data:

COMPANY             GAS PRODUCTION, BCF/YEAR
-------             -------------------------

XON/MOB             1,479
BPA                 1,082
SHL**                 787
BR                    699
CHV                   669
New APC               634
TX*                   550
ARC                   540
UPR                   464
VRI                   401
P                     380
UCL*                  329
COCa                  316
EOG                   281
MRO                   275
OXY                   242
APA                   205
DVN                   199
KMG                   191
APC                   170]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable
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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                           NORTH AMERICAN GAS RESERVES

[Two photographs of industry activities]

[Bar graph illustrating the following data:

COMPANY             PROVED GAS RESERVES, TCF
-------             -------------------------
XON/MOB             16.3
BPA*                12.0
BR                   7.4
SHL**                7.0
New APC              5.8
ARC                  5.2
TX*                  4.2
P                    3.9
CHV*                 3.8
UPR                  3.3
VRI                  2.7
EOG                  2.5
APC                  2.5
COCa                 2.2
MRO                  2.1
DVN                  1.9
OXY                  1.8
UCL                  1.7
APA                  1.6
KMG                  1.2]

*  Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                           RESERVES & PRODUCTION BY REGION - 1999

[Pie charts illustrating the following information:
Production

        GAS                           OIL                            EEBs

o 70% U.S. Onshore      o 50% U.S. Onshore             o 62% U.S. Onshore
o 16% Canada            o 22% Latin America            o 16% Canada
O 14% Offshore          o 15% Canada                   o 10% Offshore
                        o  8% Algeria                  o  9% Latin America
                        o  5% Offshore                 o  3% Algeria]

       --                       --                             --

Reserves

o 69% U.S. Onshore      o 38% U.S. Onshore             o 54% U.S. Onshore
o 13% Offshore          o 30% Algeria                  o 15% Algeria
o 17% Canada            o 16% Latin America            o 14% Canada
o  1% Latin America     o 10% Canada                   o  9% Offshore
                        o  6% Offshore                 o  8% Latin America]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                THE NEW ANADARKO
                                SEVEN CORE AREAS

                                 o NORTH AFRICA

                                 o LATIN AMERICA

                                 o CANADA & ALASKA

                                 o LAND GRANT -
                                   UTAH, WYOMING & COLORADO

                                 o MID CONTINENT

                                 o TEXAS & LOUISIANA

                                 o GULF OF MEXICO

[Five pictures of industry activities and areas.]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                     THE NEW
                                   ANADARKO -
                                 NORTH AMERICAN
                                   GAS ASSETS

    [Map of North America showing activity areas and emphasizing land grant]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 GULF OF MEXICO

[Map of the Gulf of Mexico illustrating offshore drilling. Noting location of Conventional Blocks, Subsalt Blocks and Deepwater Blocks]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 HICKORY - GULF OF MEXICO

[Graphic of oil rig with caption stating "320' water depth"; map of Louisiana and surrounding water with caption stating "Hickory Grand Isle Block 116"; H Sand Structure Map showing grid with areas numbered 109, 110, 111, 117, 116, 115, 118, 119 and 120 and showing seismic line running across the grid with depths ranging from 15,300' to 17,500'; map showing H Sand and L Sand with tick marks ranging from 0 to 7500 and with captions stating "GI 116 #1 TD 21,600'," "PROPOSED GI 111 #1 PTD 21,000'," "GI 116 #2," "GI 116 #1" and "GI 110 #1."]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

MARCO POLO - DEEPWATER GULF OF MEXICO

[Map entitled "ANADARKO G.C. - 608 #1," with "C" and "SW" in the upper left corner and "C" and "NE" in the upper right corner. Tick marks with numbers run along the left side, right side and top of the map. An area labeled "Salt" is indicated. A spot marked "Multiple Objectives" is also indicated.]

[Map indicating "Ship Shoal," "South Pelto," "South Timbalier," "Grand Isle" and "Green Canyon." In the area marked "Green Canyon" are four boxes, one of them labeled "MARCO POLO GREEN CANYON BLOCK 608."]

[Contour map entitled "ANADARKO, OCS-G-18402, PRELIMINARY." Four segments of the map are labeled "607," "608," "651" and "652." Two lines intersect on top of the map: one line is labeled "B" on one end and "B'" on the other end, the other line is labeled "C" on one end and "C'" on the other end. Labeled contour lines range from "3500" to "4100" in increments of 100. Three points are marked "SAND LIMIT."]

[Map entitled "MARCO POLO PROSPECT, Green Canyon Blk 608, APC - 100% W.I.," with "S" and "B'" in the upper left hand corner and "G C - 564," "N," "B" and "TR - 225" in the upper right hand corner." Tick marks with numbers run along the left side, right side and top of the map. The words "H5," "Top Salt" and "Base Salt" are interspersed among the right side tick marks. An area labeled "Salt" is indicated. Spots marked "M-Series" and "4500' Amp" are also indicated. A vertical spectrum bar is located to the right of the map.]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

TEXAS & LOUISIANA

     [Map indicating holdings in Texas and Louisiana -- Ozona, West Panhandle, Permian Basin, Giddings-Austin Chalk, Bossier, Carthage, LA Chalk, Vernon Field, Masters Creek, Etouffee and Turtle Soup (Currently Drilling)]

[The areas of Giddings-Austin Chalk, Bossier, Carthage,LA Chalk, Vernon Field and Masters Creek are surrounded by a dotted box marked as follows:

CURRENT NET DAILY PRODUCTION: 717 MMcfe/d
PUD DRILLING INVENTORY: 467 WELLS
POSSIBLE + PROBABLE:
     DRILLING INVENTORY: 1300+ WELLS
     NET UNRISKED RESERVE ADDS: 300 MM BOE]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

BOSSIER DEVELOPMENT

[Map entitled "January, 1996," with various colored and outlined areas marked. A directional compass is located in the upper right hand corner of the map, and a miles legend ranging from "0" to "3" is located in the lower right hand corner of the map. A road labeled "45" runs from north to south. The words "Freestone County" appear on the map.]

[Map entitled "January, 2000," with various colored and outlined areas marked. A directional compass is located in the upper right hand corner of the map, and a miles legend ranging from "0" to "3" is located in the lower right hand corner of the map. A road labeled "45" runs from north to south. The words "Freestone County" appear on the map.]

[Box below "January, 1996" map with text stating "Wells: 0, Acres: 3000 NA,
Production: 0."]

[Box below both maps with a colored circle labeled "APC Wells," an outline of a box labeled "APC Acreage" and an outline of a circle labeled "Bossier Wells."]

[Box below "January, 2000" map with text stating "Wells: 147, Acres: 91,000 NA, Net Production: 140 MM/d."]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                  MID CONTINENT

      [Map illustrating extensive acreage position in Southwest Kansas and neighboring portions of Colorado and Oklahoma.
          Detailing APC Acreage, 3D Seismic, Prospects, Chester Channel
                            and Upper Morrow Fields]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                      LAND GRANT - UTAH, WYOMING & COLORADO

  [Map highlighting gas fields, oil fields, coal beds, active coalbed projects and land grant in Utah, Wyoming and Colorado.]

EXPLORATION POTENTIAL - 24 Tcf
BASIN CENTER     21 Tcf
OVERTHRUST       1.4 Tcf
COALBED METHANE  1.6 Tcf

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 CANADA & ALASKA

  [Map highlighting APC acreage and exploration prospects in Alaska and Canada]

ALASKA

12 Leased Prospects:
3 Billion BOE Potential Reserves (net unrisked)

CANADA

Resource Potential:
12 Billion BOE

58 Leased Prospects:
290 MM BOE Potential Reserves (net unrisked)

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                               ALASKA NORTH SLOPE

[Map of Alaska North Slope illustrating oil fields, gas fields, 2000 Exploratory
   Wells, Proposed Iceroads, APC Prior Leaseholds (100% & Partial), APC 1999
                Acquisitions (100% & Partial) and ASRC Acreage]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                  NORTH AFRICA

    [Map of North Africa with exploration and development areas highlighted.
                         Detail of Algeria and Tunisia.]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                      LATIN
                                     AMERICA

 [Map of Latin America highlighting core areas (APC Acreage and Other Projects)
  in South and Central America -- specifically Guatemala, Venezuela, Argentina,
                                     Brazil]

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                CREATING    THE BEST E&P COMPANY IN THE WORLD TODAY [Three
                            photographs of industry activities.]

        Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the
     Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Anadarko's and UPRC's SEC filings and reports and exhibits to those reports, and include
 (but are not limited to) the costs and difficulties related to the integration of acquired businesses, commodity pricing and demand, exploration and operating risks, development risks, and the costs and other effects of governmental regulation and legal and administrative proceedings. Anadarko and UPRC undertake no obligation to publicly update or revise any forward-looking statements.

                      [ANADARKO PETROLEUM CORPORATION LOGO]

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The proposed merger transaction involving Andarko Petroleum Corporation and
Union Pacific Resources Group Inc. will be submitted to each company's stockholders. All stockholders should read the joint proxy statement/prospectus concerning the merger that will be filed with the Securities and Exchange Commission and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. Stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Anadarko and UPR, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Anadarko's filing of its press release with the SEC under Rule 425 on April 3, 2000, and in UPR's filing with the SEC on Schedule 14A, under Rule 14a-12, on April 7, 2000.

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